Rio Tinto

Exhibit 99.3

Notice to ASX/LSE

Results of Rio Tinto annual general meetings

4 May 2023

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 6 April 2023 and 4 May 2023 respectively.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 18 contained in the notices of meeting of each Rio Tinto plc and Rio Tinto Limited, set out in table 1 below, fall into this category. Resolutions 19 to 22 of the Rio Tinto plc notice of meeting, set out in table 2 below, were put to Rio Tinto plc shareholders only. Resolution 19 of the Rio Tinto Limited notice of meeting, set out in table 3 below, was put to Rio Tinto Limited shareholders only. All resolutions were carried.

The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy positions for each meeting is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at riotinto.com/agm.

Table 1

The following joint decision resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were duly carried. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained [1]
			Number	%	Number	%	
1.	Receipt of the 2022 Annual Report	1,114,727,126	1,111,613,490	99.72	3,113,636	0.28	23,252,660
2.	Approval of the Directors' Remuneration Report: Implementation Report	1,116,894,192	1,072,571,974	96.03	44,322,218	3.97	21,075,873
3.	Approval of the Directors' Remuneration Report	1,116,856,327	1,072,114,833	95.99	44,741,494	4.01	21,100,383
4.	Approval of potential termination benefits	1,122,728,773	1,110,569,418	98.92	12,159,355	1.08	15,225,522
5.	To elect Kaisa Hietala as a Director	1,124,208,498	1,120,454,754	99.67	3,753,744	0.33	13,758,183
6.	To re-elect Dominic Barton BBM as a Director	1,106,787,736	1,078,546,696	97.45	28,241,040	2.55	31,192,548
7.	To re-elect Megan Clark AC as a Director	1,111,673,221	1,044,724,106	93.98	66,949,115	6.02	26,307,143

Notice to ASX/LSE 2 / 12

8.	To re-elect Peter Cunningham as a Director	1,121,436,663	1,118,259,073	99.72	3,177,590	0.28	16,543,626
9.	To re-elect Simon Henry as a Director	1,122,208,930	1,104,673,131	98.44	17,535,799	1.56	15,771,435
10.	To re-elect Sam Laidlaw as a Director	1,110,844,869	1,084,945,294	97.67	25,899,575	2.33	27,134,472
11.	To re-elect Simon McKeon AO as a Director	1,123,018,937	1,105,530,495	98.44	17,488,442	1.56	14,961,428
12.	To re-elect Jennifer Nason as a Director	1,124,304,259	1,106,924,925	98.45	17,379,334	1.55	13,676,106
13.	To re-elect Jakob Stausholm as a Director	1,124,378,763	1,119,020,716	99.52	5,358,047	0.48	13,601,604
14.	To re-elect Ngaire Woods CBE as a Director	1,124,232,130	1,105,733,427	98.35	18,498,703	1.65	13,748,135
15.	To re-elect Ben Wyatt as a Director	1,121,435,411	1,107,488,634	98.76	13,946,777	1.24	16,544,954
16.	Re-appointment of auditors	1,124,275,011	1,116,674,652	99.32	7,600,359	0.68	13,702,613
17.	Remuneration of auditors	1,124,164,392	1,122,055,205	99.81	2,109,187	0.19	13,767,346
18.	Authority to make political donations	1,124,197,208	1,105,026,624	98.29	19,170,584	1.71	13,775,951

[1] In calculating the results of the respective polls under the joint electoral procedure, "withheld" votes at Rio Tinto plc's meeting are aggregated with "abstained" votes at Rio Tinto Limited's meeting. For all relevant purposes "withheld" votes and "abstained" votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

Table 2

The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 6 April 2023. Resolution 19 was carried as an ordinary resolution and resolutions 20 to 22 as special resolutions. In accordance with the UK Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld
			Number	%	Number	%	
19.	General authority to allot shares	909,162,407	896,719,373	98.63	12,443,034	1.37	13,243,072
20.	Disapplication of pre-emption rights	908,474,624	903,182,122	99.42	5,292,502	0.58	13,930,703
21.	Authority to purchase Rio Tinto plc shares	909,156,795	720,621,578	79.26	188,535,217	20.74	13,240,002
22.	Notice period for general meetings other than annual general meetings	909,402,530	873,062,810	96.00	36,339,720	4.00	13,004,092

Resolution 21 'Authority to purchase Rio Tinto plc shares' was passed as a special resolution, but with less than 80% of votes in favour. As previously announced, Shining Prospect (a subsidiary of the Aluminium Corporation of China "Chinalco") voted against Resolution 21. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of over 14% given its non-participation in the Company's significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

Notice to ASX/LSE 3 / 12 Table 3 Resolution 19 below was put to Rio Tinto Limited shareholders only. Resolution 19 was carried as a special resolution. The results of the poll were as follows: Resolution Total Votes Cast For Against Abstained Number % Number % 19. Renewal of off-market and on-market share buy-back authorities 215,019,440 214,426,433 99.72 593,007 0.28 552,155

Notice to ASX/LSE 4 / 12 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Danielle Smith M +44 7788 190 672 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Notice to ASX/LSE 5 / 12 Appendix 1 FINAL PROXY POSITION Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the annual general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself. As such, the proxy figures do not reflect the votes cast by shareholders who attend the meeting in person, or through an attorney or corporate representative. References in this appendix in respect of resolutions 1-18 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution. The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows: PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 1. Receipt of the 2022 Annual Report Total number of proxy votes exercisable by all proxies validly appointed: 901,817,928 212,818,075 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 898,801,109 209,663,259 (ii) was to vote against the resolution 2,512,938 599,877 (iii) was to abstain on the resolution 20,597,236 2,652,075 (iv) may vote at the proxy's discretion 503,881 2,554,939 2. Approval of the Directors’ Remuneration Report: Implementation Report Total number of proxy votes exercisable by all proxies validly appointed: 902,110,047 214,716,135 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 860,871,428 208,612,203 (ii) was to vote against the resolution 40,742,394 3,563,598 (iii) was to abstain on the resolution 20,305,115 754,015 (iv) may vote at the proxy's discretion 496,225 2,540,334

Notice to ASX/LSE 6 / 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 3. Approval of the Directors’ Remuneration Report Total number of proxy votes exercisable by all proxies validly appointed: 902,057,415 214,731,294 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 860,552,710 208,483,989 (ii) was to vote against the resolution 41,004,676 3,720,417 (iii) was to abstain on the resolution 20,344,892 738,856 (iv) may vote at the proxy's discretion 500,029 2,526,888 4. Approval of potential termination benefits Total number of proxy votes exercisable by all proxies validly appointed: 908,152,377 214,529,057 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 899,372,620 208,146,697 (ii) was to vote against the resolution 8,282,984 3,879,834 (iii) was to abstain on the resolution 14,262,757 925,588 (iv) may vote at the proxy's discretion 496,773 2,502,526 5. To elect Kaisa Hietala as a Director Total number of proxy votes exercisable by all proxies validly appointed: 909,212,797 214,886,585 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 906,688,450 210,591,850 (ii) was to vote against the resolution 2,017,917 1,734,333 (iii) was to abstain on the resolution 13,189,247 583,002 (iv) may vote at the proxy's discretion 506,430 2,560,402

Notice to ASX/LSE 7 / 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 6. To re-elect Dominic Barton BBM as a Director Total number of proxy votes exercisable by all proxies validly appointed: 893,033,031 213,645,789 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 867,637,042 207,750,287 (ii) was to vote against the resolution 24,893,916 3,345,630 (iii) was to abstain on the resolution 29,382,103 1,824,311 (iv) may vote at the proxy's discretion 502,073 2,549,872 7. To re-elect Megan Clark AC as a Director Total number of proxy votes exercisable by all proxies validly appointed: 897,695,265 213,886,928 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 843,640,615 197,942,534 (ii) was to vote against the resolution 53,552,120 13,393,703 (iii) was to abstain on the resolution 24,719,898 1,583,220 (iv) may vote at the proxy's discretion 502,530 2,550,691 8. To re-elect Peter Cunningham as a Director Total number of proxy votes exercisable by all proxies validly appointed: 906,961,788 214,366,286 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 904,615,182 210,478,938 (ii) was to vote against the resolution 1,848,298 1,329,265 (iii) was to abstain on the resolution 15,453,298 1,103,864 (iv) may vote at the proxy's discretion 498,308 2,558,083

Notice to ASX/LSE 8 / 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 9. To re-elect Simon Henry as a Director Total number of proxy votes exercisable by all proxies validly appointed: 907,274,086 214,844,765 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 891,639,806 209,880,337 (ii) was to vote against the resolution 15,137,335 2,398,192 (iii) was to abstain on the resolution 15,141,078 625,383 (iv) may vote at the proxy's discretion 496,945 2,566,236 10. To re-elect Sam Laidlaw as a Director Total number of proxy votes exercisable by all proxies validly appointed: 896,562,087 214,192,099 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 872,578,763 209,218,855 (ii) was to vote against the resolution 23,480,373 2,417,441 (iii) was to abstain on the resolution 25,852,053 1,278,049 (iv) may vote at the proxy's discretion 502,951 2,555,803 11. To re-elect Simon McKeon AO as a Director Total number of proxy votes exercisable by all proxies validly appointed: 908,305,990 214,623,557 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 892,163,889 210,225,206 (ii) was to vote against the resolution 15,642,659 1,845,486 (iii) was to abstain on the resolution 14,109,174 846,591 (iv) may vote at the proxy's discretion 499,442 2,552,865

Notice to ASX/LSE 9 / 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 12. To re-elect Jennifer Nason as a Director Total number of proxy votes exercisable by all proxies validly appointed: 909,259,930 214,954,439 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 893,732,985 210,062,689 (ii) was to vote against the resolution 15,029,334 2,348,276 (iii) was to abstain on the resolution 13,155,234 515,709 (iv) may vote at the proxy's discretion 497,611 2,543,474 13. To re-elect Jakob Stausholm as a Director Total number of proxy votes exercisable by all proxies validly appointed: 909,336,929 214,934,204 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 905,181,449 210,674,162 (ii) was to vote against the resolution 3,658,020 1,700,022 (iii) was to abstain on the resolution 13,078,235 535,946 (iv) may vote at the proxy's discretion 497,460 2,560,020 14. To re-elect Ngaire Woods CBE as a Director Total number of proxy votes exercisable by all proxies validly appointed: 909,196,169 214,946,067 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 892,610,992 209,992,876 (ii) was to vote against the resolution 16,085,602 2,409,948 (iii) was to abstain on the resolution 13,218,895 524,081 (iv) may vote at the proxy's discretion 499,575 2,543,243

Notice to ASX/LSE 10 / 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 15. To re-elect Ben Wyatt as a Director Total number of proxy votes exercisable by all proxies validly appointed: 906,954,574 214,373,207 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 893,382,216 210,951,664 (ii) was to vote against the resolution 13,073,159 871,873 (iii) was to abstain on the resolution 15,460,590 1,096,941 (iv) may vote at the proxy's discretion 499,199 2,549,670 16. Re-appointment of auditors Total number of proxy votes exercisable by all proxies validly appointed: 909,251,074 214,932,465 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 901,487,014 212,058,081 (ii) was to vote against the resolution 7,263,568 336,712 (iii) was to abstain on the resolution 13,162,069 536,963 (iv) may vote at the proxy's discretion 500,492 2,537,672 17. Remuneration of auditors Total number of proxy votes exercisable by all proxies validly appointed: 909,148,432 214,970,872 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 906,891,079 212,074,674 (ii) was to vote against the resolution 1,757,529 350,917 (iii) was to abstain on the resolution 13,264,680 496,138 (iv) may vote at the proxy's discretion 499,824 2,545,281

Notice to ASX/LSE 11 / 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 18. Authority to make political donations Total number of proxy votes exercisable by all proxies validly appointed: 909,204,662 214,932,851 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 892,829,034 209,187,777 (ii) was to vote against the resolution 15,885,222 3,245,566 (iii) was to abstain on the resolution 13,202,770 537,823 (iv) may vote at the proxy's discretion 490,406 2,499,508 PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 6 APRIL 2023 Rio Tinto plc 19. General authority to allot shares Total number of proxy votes exercisable by all proxies validly appointed: 909,170,980 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 896,256,985 (ii) was to vote against the resolution 12,414,209 (iii) was to abstain on the resolution 13,243,040 (iv) may vote at the proxy's discretion 499,786 20. Disapplication of pre-emption rights Total number of proxy votes exercisable by all proxies validly appointed: 908,484,241 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 902,672,798 (ii) was to vote against the resolution 5,307,492 (iii) was to abstain on the resolution 13,929,627 (iv) may vote at the proxy's discretion 503,951

Notice to ASX/LSE 12 / 12 PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 6 APRIL 2023 Rio Tinto plc 21. Authority to purchase Rio Tinto plc shares Total number of proxy votes exercisable by all proxies validly appointed: 909,183,072 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 720,124,075 (ii) was to vote against the resolution 188,550,757 (iii) was to abstain on the resolution 13,222,266 (iv) may vote at the proxy's discretion 508,240 22. Notice period for general meetings other than annual general meetings Total number of proxy votes exercisable by all proxies validly appointed: 909,411,073 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 872,799,649 (ii) was to vote against the resolution 36,113,912 (iii) was to abstain on the resolution 13,004,090 (iv) may vote at the proxy's discretion 497,512 PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTION FROM MEETING HELD ON 4 MAY 2023 Rio Tinto Limited 19. Renewal of off-market and on-market share buy-back authorities Total number of proxy votes exercisable by all proxies validly appointed: 214,922,402 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 211,776,607 (ii) was to vote against the resolution 593,007 (iii) was to abstain on the resolution 548,599 (iv) may vote at the proxy's discretion 2,552,788